UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-27877

NEXT LEVEL COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

6085 State Farm Drive
Rohert Park, California 94928
(707) 584-6820
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certificate or notice date:          1

        Effective April 24, 2003, Registrant was acquired by Motorola, Inc. ("Motorola") pursuant to a merger whereby NL Merger Corporation, a wholly-owned subsidiary of Motorola, merged with and into Registrant. All holders of Common Stock of Registrant received $1.18 per share in cash. Accordingly, as of the date hereof, there is one holder of record of Common Stock of Registrant.

        Pursuant to the requirements of the Securities Exchange Act of 1934 Next Level Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 25, 2003
	By:	/s/ KEITH A. ZAR
	Name:	Keith A. Zar
	Title:	Senior Vice President, General Counsel, Chief Administrative Office and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.